Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

Ref.:
Øysten M. Ore, Investor Relations, Tel.: +47 22 54 44 58

Date: 20 October 2004

ORK – Trade subject to notification – exercised options

On 19 October 2004, in connection with Orkla's option programme, 4,000 options were exercised in Orkla shares at a strikeprice of NOK 135.

A total of 1,737,512 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,786,678 shares.

Sc.

dlg 11/1